UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                                SCHEDULE 13G


                 Under the Securities Exchange Act of 1934



                            Celestial Seasonings
----------------------------------------------------------------
                              (Name of Issuer)

                               Common Shares
----------------------------------------------------------------
                       (Title of Class of Securities)

                                 151016102
----------------------------------------------------------------
                               (CUSIP Number)




Check the following box if a fee is being paid with this statement   X  .
                                                                    ___
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             Page 1 of 5 Pages


















                                SCHEDULE 13G

CUSIP No. 151016102                          Page  2  of 5 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Quaker Capital Management Corporation
     --------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a) ___

                                                       (b)  X
                                                           ---
3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Pennsylvania
          ------------

   NUMBER OF             5  SOLE VOTING POWER          1,000
     SHARES
  BENEFICIALLY           6  SHARED VOTING POWER        219,600
    OWNED BY
      EACH               7  SOLE DISPOSITIVE POWER     1,000
   REPORTING
     PERSON              8  SHARED DISPOSITIVE POWER   219,600
      WITH

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          220,600
          -------

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     ___

     The Reporting Person disclaims beneficial ownership of 219,600 shares owned by its clients.


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          5.39%
          -----

12   TYPE OF REPORTING PERSON*

           IA
          ----














                                SCHEDULE 13G
                            CUSIP NO. 151016102

          Pursuant to Rule 13d-1 and 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby files this
Schedule 13G.

Item 1.   (a)  The name of the Issuer is Celestial Seasonings.

          (b) The address of the Issuer's principal executive offices is 4600 Sleepytime Drive, Boulder, Colorado 80301-3292.

Item 2.   (a)  The name of the person filing this report is Quaker Capital
               Management Corporation (the "Reporting Person").

          (b) The address of the principal place of business of the Reporting Person is The Arrott Building, 401 Wood Street, Suite 1300, Pittsburgh, Pennsylvania 15222-1824.

          (c) The Reporting Person is a corporation organized and existing under the laws of the Commonwealth of Pennsylvania.

          (d)  and (e)   This report relates to the Common Stock of
               Celestial Seasonings.  CUSIP No. 151016102.

Item 3. The Reporting Person is a corporation registered as an Investment Adviser Under Section 203 of the Investment Advisers Act of 1940.

Item 4.   Ownership
          ---------

          (a) The Reporting Person, in its capacity as investment adviser, may be deemed to be the beneficial owner of 219,600 shares of the Common Stock of the Issuer which are owned by various investment advisory clients of the Reporting Person in accounts over which the Reporting Person has discretionary authority. The filing of this report shall not be construed as an admission that the Reporting Person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of these securities. Additionally, the Reporting Person and/or its principals own 1,000 shares of the Common Stock of the Issuer.

          (b) The shares covered by this report represent 5.39% of the Common Stock of the Issuer.

          (c) None of the clients of the Reporting Person is known to own more than 5% of the Common Stock of the Issuer. The Reporting Person shares voting and dispositive power over the 219,600 shares owned by its clients and held in accounts over which it has discretionary authority. The Reporting Person and/or its principals have sole voting and dispositive power over the 1,000 shares owned by the Reporting Person and/or its principals.


                             Page 3 of 5 Pages









Item 5.   Ownership of Five Percent or Less of a Class
          ---------------------------------------------

          Not applicable.

Item 6.   Ownership of More than Five Percent on
          Behalf of Another Person
          ---------------------------------------

          219,600 of the shares with respect to which this report is filed are owned by a variety of investment advisory clients of the Reporting Person, which clients are entitled to receive dividends on and the proceeds from the sale of such shares. No client is known to own more than 5% of the class.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company
          -----------------------------------------------------

          Not applicable.

Item 8.   Identification and Classification of the Members of the Group
          -------------------------------------------------------

          Not applicable.

Item 9.   Notice of Dissolution of a Group
          --------------------------------

          Not applicable.

Item 10.  Certification
          -------------

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction involving such purposes or effect.














                             Page 4 of 5 Pages










                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                         QUAKER CAPITAL MANAGEMENT CORPORATION




February 15, 1996             By: /s/ Mark G. Schoeppner
                              -----------------------------------
                                  Mark G. Schoeppner
                                  President







































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